Exhibit 99.1

Fuwei Films Announces the Resignation of its CFO and Director and the Appointment of New CFO

BEIJING, April 5, 2016 - Fuwei Films (Holdings) Co., Ltd. (Nasdaq: FFHL) (“Fuwei Films” or the “Company”), a manufacturer and distributor of high-quality BOPET plastic films in China, today announces that Mr. Xiuyong Zhang resigned as the Company’s Chief Financial Officer and Director, effective March 31, 2016. The Board of Directors of the Company has appointed Mr. Benjie Dong to serve as the Company’s new Chief Financial Officer effective April 1, 2016. The resignation of Mr. Zhang was not due to any disagreements between Mr. Zhang and the Company on any matter relating to the Company’s operations, policies or practices.

Mr. Dong has been the director of Shandong SNTON Group Co., Ltd. (“SNTON Group”) since December 2012, and the vice president of SNTON Group since October 2005. From October 2005 to December 2012, Mr. Dong was the vice general manager and head of the finance department of SNTON Group and he was the finance minister of SNTON Group from May 2003 to October 2005. Prior to this, he was the vice finance minister of SNTON Group from June 2000 to May 2003. Mr. Dong joined SNTON Group in March 1996 as an accountant until June 2000. Prior to joining Shandong SNTON Group, he worked in Shandong Kenli County Oil Chemical Factory as an accountant from October 1995 to March 1996. Mr. Dong studied Business Management and received his postgraduate degree from the City University of Macau in 2009. From 2002 to 2005, he studied Economics and Management and received his bachelor degree from Shandong University of Technology. From 1997 to 1999, Mr. Dong studied Economics and Management and received his college degree from the Shandong Provincial Committee Party School. From 1993 to 1995, Mr. Dong studied at Dongying Television University where he obtained his degree in accounting.

The Board of Directors would like to thank Mr. Zhang for his dedication, leadership and contribution to the Company during his tenure as the CFO and Director of the Company. Mr. Zhang has been a Director of our Company since November 2007. He began serving as our Chief Financial Officer on April 11, 2008. He had accumulated more than 10 years of experience in investment, accounting and financial fields. He was responsible for the Company’s day-to-day investment management, financing, accounting and auditing matters and in charge of the financing, financial and taxation matters of our subsidiary.

As previously announced, the Company will report its fourth quarter and full year 2015 financial results on April 7, 2016 after the close of the market and will host its financial earnings call at 9:00AM EST on April 8, 2016.

About Fuwei Films

Fuwei Films conducts its business through its wholly owned subsidiary, Fuwei Films (Shandong) Co., Ltd. (“Fuwei Shandong”). Fuwei Shandong develops, manufactures and distributes high-quality plastic films using the biaxial oriented stretch technique, otherwise known as BOPET film (biaxially oriented polyethylene terephthalate). Fuwei's BOPET film is widely used to package food, medicine, cosmetics, tobacco, and alcohol, as well as in the imaging, electronics, and magnetic products industries.

Safe Harbor

This press release contains information that constitutes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are subject to risks. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company's reports filed with the U.S. Securities and Exchange Commission which, among other things, include both the possible delisting of the Company’s ordinary shares from the NASDAQ Capital Market; significant competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the adverse impact of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China (“China”) conducted by certain main importing countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability, uncertainty as to the Company’s ability to successfully obtain additional funds to meet the working capital needs of the new BOPET production line, uncertainty as to the Company’s ability to continuously develop new BOPET film products to be produced by the third production line and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with the changes in the labor law in China, the measures taken by the Chinese government to save energy and reduce emissions, and the complaints from nearby residents and local government about the noise caused by our production as well as the uncertainty of the impact of major shareholder transfer that have substantial influence over the Company and the Company’s business operation including possible overlap of our BOPET products, customers and market orientation with an BOPET film manufacturer, which is controlled by the same individual who has control over the shares of our major shareholder. The forward-looking information provided herein represents the Company's estimates as of the date of the press release, and subsequent events and developments may cause the Company's estimates to change. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company's estimates of its future financial performance as of any date subsequent to the date of this press release. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of the risk factors.

For more information, please contact:

In China:

Ms. Xiaoli Yu

Investor Relations Manager

Phone: +86-133-615-59266
Email: fuweiIR@fuweifilms.com

In the U.S.:

Vivian Chen
Investor Relations
Grayling
Phone: +1-646-284-9427
Email: vivian.chen@us.grayling.com